恒生銀行
HANG SENG BANK

開拓.超越. Exceed. Excel.

RECEIVED

2005 NOV -9 P 4: 25

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Our Ref: HOS CSE 050781
Your Ref: File No. 82-1747

Securities and Exchange Commission
Office of International Corporate Fi[redacted]
450 5th Street, NW
Washington, DC 20549
USA

7 November 2005

05012450

Attention: Ms Janette M Aalbregt

SUPPL

Dear Sirs

AMERICAN DEPOSITARY RECEIPTS

I am pleased to advise that the Directors today declared a Third Interim Dividend for the year ending 31 December 2005.

A copy of the relevant press release issued today is enclosed for your information.

Yours faithfully

Godwin Li
Assistant General Manager
and Company Secretary

Encl

PROCESSED
NOV 09 2005
THOMSON
FINANCIAL

恒生銀行
HANG SENG BANK

Press Release

新聞稿

7 November 2005

HANG SENG ANNOUNCES THIRD INTERIM DIVIDEND FOR 2005

The Board of Directors of Hang Seng Bank today declared a third interim dividend of HK$1.10 per share in respect of the year ending 31 December 2005.

The third interim dividend will be payable on Wednesday, 4 January 2006, to shareholders on the Register of Shareholders as at Wednesday, 21 December 2005.

The results for the year to 31 December 2005 will be announced on Monday, 6 March 2006. It is intended that any fourth interim dividend for 2005 that is announced on that date would be payable on Friday, 31 March 2006 to shareholders on the Register on Tuesday, 21 March 2006.

The Register of Shareholders of the Bank will be closed for one day on Wednesday, 21 December 2005, during which no transfer of shares can be registered. To qualify for the third interim dividend for 2005, all transfers, accompanied by the relevant share certificates, must be lodged for registration not later than 4:00pm on Tuesday, 20 December 2005, with the Bank's Registrars, Computershare Hong Kong Investor Services Limited, at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong.

Founded in 1933, Hang Seng Bank is a principal member of the HSBC Group. It operates 156 branches and automated banking centres in Hong Kong; a branch in Macau; and a network of 12 mainland China outlets, including six branches (in Beijing, Shanghai, Guangzhou, Shenzhen, Fuzhou and Nanjing), four sub-branches (three in Shanghai and one in Shenzhen) and two representative offices (in Xiamen and Dongguan). The Bank also has a representative office in Taipei.

With consolidated assets of HK$569.7 billion as at 30 June 2005, the Bank reported a profit attributable to shareholders of HK$6,045 million for the first six months of 2005, and HK$11.40 billion in 2004. For further information on Hang Seng, please visit the Bank's website at www.hangseng.com.

Media enquiries to:
Cecilia Ko 2198-4227

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